July 28, 2011

Board of Directors
c/o Charles A. Sanders, M.D., Chairman of the Board
Icagen, Inc.
4222 Emperor Blvd, Suite 350
Durham, NC 27703

Dear Members of the Board of Directors:

As a follow-up to the recently announced acquisition of Icagen, Inc. ("Icagen"), we are writing this letter to express our concerns about the planned acquisition by Pfizer Inc ("Pfizer") at a price of $56 million or $6.00 per share.  We believe the purchase price dramatically undervalues Icagen’s  assets, and is not in the best interests of all stockholders.

To date, we have had access only to Icagen's publicly available information.  Based solely on that information, it appears to us that Icagen has made significant progress in advancing both its own proprietary program ICA-105665, which is expected to soon enter into a phase II clinical trial for epilepsy, and the Pfizer partnership targeting the sodium ion channels for the treatment of pain.  In December 2010, Icagen and Pfizer initiated the first phase I study of compound PF-05089771 in healthy volunteers.  PF-05089771 is a selective and potent Nav1.7 targeting compound developed by Icagen and the first of three compounds expected to enter the clinic over the next 12 months.

Pursuant to the Collaborative Research and License Agreement entered into with Pfizer in August 2007, each of these compounds has the potential to earn up to $359 million in milestones along with future percentage royalties with rates in the high-single to low double digits.  At the time of the deal, Pfizer found the sodium ion channel targets attractive enough to pay what was then considered to be double the median size of an early-stage deal since 2003 of $175.4 million.1  As late as January 2010, Pfizer continued to express its interest in the program, calling  Nav1.7 an "Exciting New Pain Target" in a public presentation despite the compound being almost 12 months away from entering the clinic.2  We believe that Nav1.7 is a uniquely interesting target in the multi-billion dollar market for pain therapies based on the inability of families from Northern Pakistan who hold mutations in the SCN9A gene (which encodes the Nav1.7 ion channel) to feel pain.  As quoted from a 2006 paper published in Nature, "The complete inability to sense pain in an otherwise healthy individual is a very rare phenotype."3

Data found on the NIH website,4 indicates that in late December 2010, Pfizer initiated a phase I single ascending dose study that was expected to be completed in March 2011.  While the early data have not been presented, the facts that the trial continues to escalate to higher doses, that Pfizer initiated a

1 http://www.outsourcing-pharma.com/Preclinical-Research/Did-Pfizer-overpay-in-Icagen-deal
2 http://www.pfizer.com/files/investors/presentations/jpmorgan_healthcare_011210.pdf
3 Cox, J. et al., "An SCN9A channelopathy causes congenital inability to experience pain", Nature, Vol. 444, 14 (December 14, 2006): 894-898
4 http://www.clinicaltrials.gov/ct2/show/NCT01259882?term=PF-05089771&rank=2 second phase I multiple ascending dose trial5 and that Pfizer has entered into a definitive agreement to acquire Icagen all suggest that the data thus far remain very positive.

As institutional stockholders of Icagen, we have spent considerable time analyzing the company's programs and their future potential.  While we believe that an acquisition by Pfizer makes sense, we strongly believe that for the other Icagen stockholders a higher valuation is warranted for the available assets.  New therapeutics that have the ability to provide pain relief without gastrointestinal safety concerns offer significant opportunities to large pharmaceutical companies.  Past pharmaceutical products to treat pain have demonstrated the ability to quickly ramp and maintain worldwide sales of greater than $2 billion annually.  We have used much more conservative sales estimates for each compound and have used significant adjustments for risk to discount the potential future value of those cash flows.   As a result of our analysis based on the available data, we believe the fair enterprise value of Icagen, excluding the value of its own internal phase II program in epilepsy, should be in the range of $100 to $165 million.  In contrast, under the current terms of the merger agreement, Pfizer is seeking to purchase Icagen for $56 million or $6.00 per share.  Further, the true cost to Pfizer to acquire Icagen is significantly less, potentially as little as $22 million.  This is based on our estimates of $14 million of cash on Icagen's balance sheet, $4 million in committed R&D reimbursements by Pfizer through the end of 2011, and potential payments of $16 million over the next 12 months for the achievement of regulatory and clinical milestones for the three compounds in development.

For the reasons discussed above, we strongly disagree with the Board’s approval of the merger agreement and the sale of the company to Pfizer at the current price.  We would like the opportunity to discuss with the Board the reasons for the transaction at this time, why it believes this is the best price reasonably available, and whether the unreported phase I clinical data from the PF-05089771 program should be made public as it may be material to the stockholders of the company.  We believe that the Board should have sought a greater valuation for Icagen and at the present time we do not intend to tender our shares under the current acquisition terms.  We continue to explore our options, including potentially contacting other stockholders to share our concerns.

Sincerely,

Merlin Nexus	New Leaf Ventures II, L.P.

cc:	Anthony B. Evnin, Ph.D., Director
P. Kay Wagoner, Ph.D., CEO
Richard D. Katz, M.D., CFO

5 http://www.clinicaltrials.gov/ct2/show/NCT01365637?term=PF-05089771&rank=1